Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated December 5, 2007
Relating to Prospectus dated August 1, 2005
As Supplemented by Preliminary Prospectus Supplement dated December 3, 2007
Registration Statement No. 333-127086

        Top Tankers Inc., or Top Tankers, has filed with the SEC a registration statement on Form F-3, including a base prospectus. Top Tankers has also filed with the SEC on December 3, 2007, an amended preliminary prospectus supplement (the "Prospectus Supplement"), which supplements the base prospectus and to which this free writing prospectus relates. Before you invest, you should read the registration statement, base prospectus, Prospectus Supplement, and other documents Top Tankers has filed with the SEC for more complete information about Top Tankers and this offering. Investors should rely upon the base prospectus, Prospectus Supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Top Tankers has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Top Tankers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-866-217-9821. You may also access Top Tanker's most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1296484/000104746907009687/a2181086z424b2.htm.

        The following information supplements and updates the information contained in the Prospectus Supplement:

Common stock offered by us:	21,000,000 shares (excluding the underwriter's option to purchase up to 3,150,000 additional shares to cover over-allotments). After the offering, we will have 58,375,726 shares of our common stock issued and outstanding (excluding the over-allotment option).
Public offering price per share:	The shares are being offered at $3.00. This represents a price per share below the closing price of $4.42 on November 30, 2007, indicated in the Prospectus Supplement.
Indication of Interest from Certain Existing Stockholders:

Kingdom Holdings Inc., or Kingdom, a company owned primarily by relatives of Evangelos J. Pistiolis, our President and Chief Executive Officer, and Sovereign Holdings Inc., or Sovereign, a company wholly-owned by Mr. Pistiolis, each have indicated an interest in purchasing up to 835,000 shares of common stock in this offering at the public offering price of $3.00 per share. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares of common stock in this offering. If Kingdom and Sovereign each purchase 835,000 shares in this offering, they will own 5.48% and 4.39% of our outstanding common stock, respectively.

Net proceeds to us:
Approximately $59.2 million, or approximately $68.2 million if the underwriters exercise their right to purchase additional shares of common stock to cover any over-allotments in full, based upon the public offering price of $3.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.
Use of proceeds:	The net proceeds that we will receive from this offering will be less than the estimated net proceeds set forth under the caption "Use of Proceeds" in the Prospectus Supplement.
We expect to use the net proceeds of this offering in the following manner:
	•	$13.8 million to purchase the Identified Vessels, as defined in the Prospectus Supplement;
	•	$20.0 million to repay currently outstanding debt to DVB Bank(1);
	•	$20.4 million to repay debt for (i) the acquisition of the M/V Bertram and arrangement fees and (ii) outstanding debt to DVB Bank(2); and
	•	$5.0 million to repay debt for the acquisition of the Identified Vessels to HSH Nordbank(3).

(1)
This loan is a 5-year loan bearing interest at LIBOR plus a margin with an outstanding balance as of November 30, 2007 of $132.6 million.

(2)
This repayment is part of a bridge loan of $35.0 million maturing June 30, 2008, bearing interest at LIBOR plus a margin.

(3)
This loan is a 7-year loan bearing interest at LIBOR plus a margin with an outstanding balance as of November 30, 2007 of $29.7 million.

CAPITALIZATION

        The following table sets forth our consolidated capitalization at September 30, 2007:

  •
  on an actual basis;

  •
  on an adjusted basis to take effect of:

  •
  the drawdown of $50.1 million to (i) finance the acquisition of the M/V Bertram, delivered on November 12, 2007, and arrangement fees to DVB Bank and (ii) payments of loan installments and related fees on one of our existing loan facilities with DVB Bank;

  •
  the scheduled loan repayment of $7.4 million on our existing credit facility with DVB Bank;

  •
  on a further adjusted basis to take effect of:

  •
  our issuance and sale of 21,000,000 shares of common stock in this offering at an offering price of $3.00 per share, net of estimated underwriters' discounts and commissions and offering expenses, and application of those proceeds as described under "Use of Proceeds";(1)(2)

  •
  the repayment of $45.4 million of debt with the net proceeds of this offering as described under "Use of Proceeds";

  •
  the indebtedness the Company intends to incur under the following credit facilities for the acquisition of the remaining Identified Vessels, which have been executed but on which no amounts have been drawn:

  •
  $50.0 million for the acquisition of a drybulk vessel;

  •
  $48.0 million for the acquisition of a drybulk vessel; and

  •
  $65.3 million for the acquisition of two drybulk vessels.

(Expressed in thousands of U.S. Dollars)	As at September 30, 2007	As at September 30, 2007 (as adjusted)	As at September 30, 2007 (as further adjusted)(1)
Debt:
Current portion of long term debt	$40,190	$57,907	$32,478
Total long term debt, net of current portion	294,941	319,887	463,216

Total debt	335,131	377,794	495,694

Stockholders' equity:
Common stock, $0.01 par value; 100,000,000 shares authorized; 37,375,726 and 58,375,726 shares issued and outstanding at September 30, 2007 and as adjusted, respectively	371	371	581
Additional paid-in capital	146,724	146,724	205,749
Accumulated other comprehensive loss	(6)	(6)	(6)
Retained earnings(2)	69,145	69,145	69,145

Total stockholders' equity	216,234	216,234	275,469

Total capitalization	$551,365	$594,028	$771,163

(1)
Assumes that the over-allotment option is not exercised by the underwriters.

(2)
Does not include the effect of the change in accounting policy that we intend to make beginning with the fourth quarter of 2007. Specifically, we have historically accounted for drydocking costs that qualified as "Planned Major Maintenance Activities" ("PMMA") using the deferral method. Nevertheless, we believe the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved to determine which costs and activities related to drydocking qualify as PMMA under the deferral method.

Beginning with the fourth quarter of 2007 we intend to change our accounting policy for PMMA from the deferral method, under which we amortized drydocking costs over the estimated period of benefit between drydockings, to the direct expense method, under which we will expense all drydocking costs as incurred. We will reflect this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.

The effect of this change in accounting policy would be a decrease in our retained earnings by $36.7 million.